CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1) (2)
Medium-Term Senior Notes, Series G	$3,750,000	$435.75
(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

(2)	Pursuant to Rule 457(p) under the Securities Act, the $241,342.41 remaining of the relevant portion of the registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-172554, filed on March 2, 2011 by Citigroup Funding Inc., a wholly owned subsidiary of Citigroup Inc., is being carried forward, of which $435.75 is offset against the registration fee due for this offering and of which $240,906.66 remains available for future registration fee offset. No additional registration fee has been paid with respect to this offering. See the “Calculation of Registration Fee” table accompanying the filing of Pricing Supplement No. 2015-CMTNG0369 dated February 12, 2015, filed by Citigroup Inc. on February 17, 2015, for information regarding the registration fees that are being carried forward.

Citigroup Inc.	May 22, 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015–CMTNG0534 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302

Fixed to Floating Rate Notes Due May 28, 2035

Leveraged Callable CMS Curve Linked Notes

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Inc. As further described below, the notes will bear interest (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: subject to our redemption right, at a floating rate based on the modified CMS reference index, subject to the maximum interest rate specified below and the minimum interest rate of 0.00% per annum. The CMS reference index is the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) and will be reset quarterly. The modified CMS reference index is the CMS reference index minus 0.875%. The notes offer an above-market fixed interest rate in the first year. Thereafter, however, interest payments on the notes will vary based on fluctuations in the modified CMS reference index and may be as low as 0%.
▪	We may call the notes for mandatory redemption on any interest payment date beginning one year after issuance.
▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Aggregate stated principal amount:	$3,750,000
Stated principal amount:	$1,000 per note
Pricing date:	May 22, 2015
Issue date:	May 28, 2015
Maturity date:	Unless earlier called by us, May 28, 2035
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:

▪   During each interest period from and including the issue date to but excluding May 28, 2016, the notes will bear interest at a fixed rate of 10.00% per annum

▪     During each interest period commencing on or after May 28, 2016, the notes will bear interest at a floating rate equal to 10 times the modified CMS reference index, as determined on the CMS reference determination date for that interest period, subject to a maximum interest rate of 10.00% per annum and a minimum interest rate of 0.00% per annum

After the first year of the term of the notes, interest payments will vary based on fluctuations in the modified CMS reference index. After the first year, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Modified CMS reference index:	The CMS reference index minus 0.875%
CMS reference determination date:	For any interest period commencing on or after May 28, 2016, the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The 28th day of each February, May, August and November, beginning on August 28, 2015 and ending on the maturity date or, if applicable, the date when the notes are redeemed
Day count convention:	During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4
Call right:	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on May 28, 2016, upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17298CAR9 / US17298CAR97
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)(4)	Proceeds to issuer(4)
Per note:	$1,000	$40	$960
Total:	$3,750,000	$150,000	$3,600,000

(1) On the date of this pricing supplement, the estimated value of the notes is $920.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for investors purchasing the notes in fee-based advisory accounts will be $960.00 per note, assuming no custodial fee is charged by a selected dealer, and up to $965.00, assuming the maximum custodial fee is charged by a selected dealer. See “Supplemental Plan of Distribution” in this pricing supplement.

(3) CGMI will receive a variable underwriting fee of up to $40 for each $1,000 note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). The actual underwriting fee will be equal to the selling concession provided to selected dealers. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a variable selling concession of up to $40 for each $1,000 note they sell other than to fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(4) The per note proceeds to Citigroup Inc. indicated above represent the minimum per note proceeds to Citigroup Inc. for any note, assuming the maximum per note underwriting fee of $40. As noted in footnote (3), the underwriting fee is variable. You should refer to “Supplemental Plan of Distribution” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement IE-07-01 dated August 4, 2014   Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, for complete information about the manner in which interest payments on the notes will be calculated and paid, you should read the section “Description of the Notes” in the accompanying product supplement together with the information in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments after the first year of the term of the notes based on various hypothetical CMS reference index values. The figures below have been rounded for ease of analysis. The table and the following examples of hypothetical interest payment calculations are based on the following terms:

▪	Stated principal amount: $1,000
▪	Maximum interest rate: 10.00% per annum

As illustrated below, if CMS30 is less than or equal to CMS2 plus 0.875% on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% per annum and no interest will accrue on the notes for the related interest period. If, on the other hand, the CMS reference index is greater than 1.875% (taking into account that the modified CMS reference index will be multiplied by 10 on the applicable CMS reference determination date), the floating rate of interest for the related interest period will be limited to the maximum interest rate of 10.00% per annum and you will not receive any interest in excess of that maximum per annum rate.

The examples are for purposes of illustration only and would provide different results if different assumptions were made. The actual interest payments after the first year of the term of the notes will depend on the actual value of the modified CMS reference index on each CMS reference determination date. The applicable interest rate for each quarterly interest payment period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical CMS Reference Index(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-1.000%	0.00%	$0.00
-0.800%	0.00%	$0.00
-0.600%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	0.00%	$0.00
0.400%	0.00%	$0.00
0.600%	0.00%	$0.00
0.800%	0.00%	$0.00
0.875%	0.00%	$0.00
1.000%	1.25%	$3.13
1.200%	3.25%	$8.13
1.400%	5.25%	$13.13
1.600%	7.25%	$18.13
1.800%	9.25%	$23.13
1.875%	10.00%	$25.00
2.000%	10.00%	$25.00
2.200%	10.00%	$25.00
2.400%	10.00%	$25.00

_______________________________

(1) Hypothetical CMS reference index = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable quarterly interest payment period.

(2) Hypothetical interest rate per annum for the quarterly interest payment period = 10 × (CMS reference index – 0.875%), subject to the maximum interest rate and the minimum interest rate.

(3) Hypothetical quarterly interest payment per note = (i) the hypothetical interest rate per annum multiplied by (ii) $1,000, divided by 4.

May 2015	PS-2

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the CMS reference index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page IE-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the modified CMS reference index. If the modified CMS reference index narrows, interest payments on the notes will be reduced, and if the modified CMS reference index is 0% for any interest period, the notes will pay no interest at all for that interest period. The CMS reference index is influenced by many complex economic factors and is impossible to predict. After the first year, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no interest payments after the first year of the term of the notes.
▪	The notes may pay below-market or no interest if short-term interest rates rise. Although there is no single factor that determines the spread between two constant maturity swap rates, the spread has historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS reference index. In that event, the floating rate payable on the notes may decline significantly, possibly to 0%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the CMS reference index may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. See “About Constant Maturity Swap Rates” in the accompanying product supplement.
▪	The floating interest rate on the notes may be lower than other market interest rates. The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS reference index will decrease, as will the floating rate payable on the notes. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.
▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.
▪	The CMS reference index applicable to any interest period will be reduced by 0.875%. When determining the floating interest rate payable after the first year, 0.875% will be deducted from the level of the CMS reference index on the relevant CMS reference determination date to determine the modified CMS reference index. Because the modified CMS reference index is multiplied by 10 in order to determine the floating interest rate (subject to the maximum interest rate), the 0.875% deduction from the CMS reference index reduces the floating interest rate by a full 8.750%. As a result, the interest payable on your notes will be less than that which would be payable without the 0.875% deduction.
▪	The notes may be called for mandatory redemption at our option beginning one year after issuance, which will limit your potential to benefit from favorable CMS reference index performance. If we call the notes, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to call the notes at a time when the CMS reference index is performing favorably from your perspective and we expect it to continue to do so. Accordingly, our call right may limit your potential to receive above-market interest payments. Conversely, when the CMS reference index is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time. If we call the notes, you may have to reinvest the proceeds in a lower interest rate environment.
▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.
▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date

May 2015	PS-3

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

when the notes are redeemed. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated, subject to our call right. Because the notes are relatively long-dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.
▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.
▪	The difference between CMS30 and CMS2 may not be as great as the difference between CMS30 and a CMS rate with a shorter maturity. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between CMS30 and a CMS rate with a shorter maturity than 2 years.
▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.
▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS reference index and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.
▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.
▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.
▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CMS reference index and a number of other factors, including expectations of future levels of CMS30 and CMS2, the level of general market interest rates, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

May 2015	PS-4

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.
▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CMS reference index. You should not take our offering of the notes as an expression of our views about how the CMS reference index will perform in the future or as a recommendation to invest in any instrument linked to the CMS reference index, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.
▪	The manner in which CMS rates are calculated may change in the future. The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS 30 and CMS2 or otherwise. We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be. Any such change could affect the level of the CMS reference index in a way that has a significant adverse effect on the notes.
▪	One of our affiliates participates in the determination of CMS30 and CMS2. CMS rates are determined based on a poll of dealers in interest rate swaps selected by the International Swaps and Derivatives Association, Inc. One of our affiliates is a participant in the poll that determines CMS rates, and its participation in that poll may have an effect on CMS30 and CMS2. Any such effect on CMS30 and CMS2 may adversely affect holders of the notes. In participating in that poll, our affiliate has no obligation to consider your interests as an investor in the notes.
▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining the level of CMS30 or CMS2 if it is not otherwise available on a CMS reference determination date and selecting a successor rate if either CMS30 or CMS2 is discontinued. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

Information About the CMS Reference Index

The notes are CMS spread notes, which means that they pay interest (after the first year) based on the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2. A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” in the accompanying product supplement. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. See “About Constant Maturity Swap Rates” in the accompanying product supplement for examples of CMS rate curves. Interest payments on the notes will depend on changes in the steepness of this CMS rate curve. If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater, the floating interest payments on the notes will generally increase, subject to the maximum interest rate on the notes. Conversely, if the CMS rate curve flattens or becomes inverted, such that the difference between CMS30 and CMS2 becomes smaller or negative, the floating interest payments on the notes will generally decrease, possibly to zero.

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities. You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS reference index.

For information about how CMS30 and CMS2 will be determined on each CMS reference determination date, see “Description of the Notes—Terms Related to a Specified CMS Rate—Determining a Specified CMS Rate” in the accompanying product supplement.

Historical Information

The graph below shows the daily values of the CMS reference index for each day such value was available from January 3, 2005 through May 22, 2015 using historical data obtained from Bloomberg, without giving effect to the 0.875% deduction reflected in the calculation of the modified CMS reference index. The rate at which interest will be payable on the notes will be based not on the CMS reference index, which is depicted below, but on the modified CMS reference index, which is the CMS reference index minus 0.875%. The historical values of the CMS reference index should not be taken as an indication of the future values of the CMS reference index during the term of the notes.

The CMS reference index at 11:00 a.m. (New York time) on May 22, 2015 was 1.815%.

May 2015	PS-5

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

Historical CMS Reference Index Rate (%) January 3, 2005 to May 22, 2015

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of 4.388%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

May 2015	PS-6

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

August 28, 2015	$25.000	August 28, 2020	$1.737	August 28, 2025	$2.580	August 28, 2030	$12.768
November 28, 2015	$25.000	November 28, 2020	$1.321	November 28, 2025	$2.931	November 28, 2030	$13.565
February 28, 2016	$25.000	February 28, 2021	$0.955	February 28, 2026	$3.397	February 28, 2031	$14.298
May 28, 2016	$25.000	May 28, 2021	$0.713	May 28, 2026	$4.054	May 28, 2031	$15.337
August 28, 2016	$25.000	August 28, 2021	$0.546	August 28, 2026	$3.978	August 28, 2031	$15.888
November 28, 2016	$25.000	November 28, 2021	$0.396	November 28, 2026	$4.488	November 28, 2031	$16.862
February 28, 2017	$25.000	February 28, 2022	$0.395	February 28, 2027	$4.508	February 28, 2032	$17.625
May 28, 2017	$25.000	May 28, 2022	$0.194	May 28, 2027	$4.976	May 28, 2032	$18.411
August 28, 2017	$25.000	August 28, 2022	$0.252	August 28, 2027	$4.975	August 28, 2032	$19.311
November 28, 2017	$22.541	November 28, 2022	$0.312	November 28, 2027	$5.612	November 28, 2032	$19.961
February 28, 2018	$19.336	February 28, 2023	$0.672	February 28, 2028	$5.835	February 28, 2033	$20.669
May 28, 2018	$16.488	May 28, 2023	$1.016	May 28, 2028	$6.298	May 28, 2033	$21.114
August 28, 2018	$13.725	August 28, 2023	$1.362	August 28, 2028	$7.017	August 28, 2033	$21.877
November 28, 2018	$11.380	November 28, 2023	$1.347	November 28, 2028	$7.596	November 28, 2033	$22.243
February 28, 2019	$9.337	February 28, 2024	$1.340	February 28, 2029	$8.242	February 28, 2034	$22.830
May 28, 2019	$7.585	May 28, 2024	$1.315	May 28, 2029	$8.932	May 28, 2034	$23.337
August 28, 2019	$6.029	August 28, 2024	$1.584	August 28, 2029	$9.599	August 28, 2034	$23.537
November 28, 2019	$4.553	November 28, 2024	$1.764	November 28, 2029	$10.400	November 28, 2034	$23.990
February 28, 2020	$3.344	February 28, 2025	$1.991	February 28, 2030	$11.259	February 28, 2035	$24.417
May 28, 2020	$2.533	May 28, 2025	$2.250	May 28, 2030	$12.134	May 28, 2035	$1,0024.786

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” if you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

May 2015	PS-7

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive a variable underwriting fee of up to $40 for each $1,000 note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). CGMI will pay selected dealers not affiliated with CGMI, including Morgan Stanley & Co. LLC, and their financial advisers collectively a variable selling concession of up to $40 for each $1,000 note they sell to accounts other than fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We have hedged our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this hedging activity even if the value of the notes declines. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell your notes prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel-Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated November 13, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on November 13, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes, nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

May 2015	PS-8

Citigroup Inc.
Fixed to Floating Rate Notes Due May 28, 2035 Leveraged Callable CMS Curve Linked Notes

In the opinion of Michael J. Tarpley, Associate General Counsel-Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients of Morgan Stanley & Co. LLC may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number 212-762-9666). All other clients may contact their local brokerage representative.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

May 2015	PS-9